911 Main Street, Suite 1500
Kansas City, MO 64105
Tel: 816-221-8800
Fax: 816-221-8051

March 26, 2007

Statement of Compliance
For Period ending December 31, 2006

Re: SASC II, LBUBS 2006-C7

I, Tony Nemec, in my capacity as Senior Vice President of KeyCorp Real Estate Capital Markets, Inc., do hereby state that:

•
A review of the Primaiy Servicing activities of KBREC during the above stated period and of its performance, under that certain pooling and servicing agreement dated as of November 13, 2006 (the "Agreement"), has been made under my supervision.

•	To the best of my knowledge, based on such review, KBREC has fulfilled all of its obligations under the Agreement in all material respects.

By:                                                    Date:

/s/ Tony Nemec                             March 26, 2007
Tony Nemec
Senior Vice President